Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 7, 2014 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2014 and the audited consolidated financial statements for the year ended December 31, 2013 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “operating income”, “operating income per share”, “operating income per share - diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($000s)	2014	2013	% Change
Cash flow from operating activities	574,136	459,239	25
Changes in non-cash working capital	(7,490)	(10,454)	(28)
Transaction costs	289	3,414	(92)
Decommissioning expenditures	13,161	3,744	252
Funds flow from operations	580,096	455,943	27
Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Operating income per share and operating income per share - diluted are calculated as operating income divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to operating income:

	Three months ended March 31
($000s)	2014	2013	% Change
Net income (loss)	30,890	(1,612)	(2,016)
Amortization of E&E undeveloped land	66,437	69,467	(4)
Unrealized derivative losses	136,184	78,175	74
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	40,941	14,236	188
Unrealized gain on long-term investments	(3,618)	(3,636)	-
Deferred tax relating to adjustments	(64,760)	(42,285)	53
Operating income	206,074	114,345	80
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	1

The following table reconciles long-term debt to net debt:

($000s)	March 31, 2014	December 31, 2013	% Change
Long-term debt	2,022,124	1,734,114	17
Accounts payable and accrued liabilities	850,406	789,305	8
Dividends payable	91,562	90,849	1
Cash	(14,667)	(15,941)	(8)
Accounts receivable	(419,131)	(352,519)	19
Prepaids and deposits	(12,342)	(5,532)	123
Long-term investments	(77,847)	(74,229)	5
Excludes:
Equity settled component of dividends payable	(26,088)	(25,799)	1
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(104,111)	(63,170)	65
Net debt	2,309,906	2,077,078	11
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended March 31
	2014	2013	% Change
Crude oil and NGL (bbls/d)	118,987	106,519	12
Natural gas (mcf/d)	69,558	66,865	4
Total (boe/d)	130,580	117,663	11
Crude oil and NGL (%)	91	91	-
Natural gas (%)	9	9	-
Total (%)	100	100	-
Production increased by 11 percent in the three months ended March 31, 2014 to 130,580 boe/d from 117,663 boe/d in the same period in 2013, primarily due to the Company's successful drilling and fracture stimulation programs, partially offset by natural declines. The Company's weighting to oil and NGL's in the first quarter of 2014 remained consistent with the comparative period.
The following is a summary of Crescent Point's production by area for the three months ended March 31, 2014 and March 31, 2013, respectively:

	Three months ended March 31
Production By Area (boe/d)	2014	2013	% Change
Southeast Saskatchewan and Manitoba	73,551	66,720	10
Southwest Saskatchewan	29,565	24,795	19
United States	16,075	13,165	22
Alberta and West Central Saskatchewan	11,389	12,983	(12)
Total (boe/d)	130,580	117,663	11
In the three months ended March 31, 2014, the Company drilled 223 (180.3 net) wells, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan and the Shaunavon resource play in southwest Saskatchewan.
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2014	2013	% Change
Crude oil and NGL ($/bbl)	92.70	80.34	15
Natural gas ($/mcf)	5.78	3.57	62
Total ($/boe)	87.55	74.76	17

(1)	The average selling prices reported are before realized derivatives and transportation charges.

	Three months ended March 31
Benchmark Pricing	2014	2013	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	98.62	94.34	5
WTI crude oil (Cdn$/bbl)	109.58	95.29	15
LSB crude oil (Cdn$/bbl)	98.78	86.26	15
LSB oil differential (%)	10	9	1
WCS crude oil (Cdn$/bbl)	83.85	63.31	32
WCS oil differential (%)	23	34	(11)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	5.98	3.20	87
AECO monthly index natural gas (Cdn$/mcf)	4.77	3.08	55
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.90	0.99	(9)
For the three months ended March 31, 2014, the Company's average selling price for oil increased 15 percent from the same period in 2013, primarily as a result of a weaker Canadian dollar, a 5 percent increase in the US$ WTI benchmark price and a slightly narrower corporate oil price differential. Crescent Point's oil differential for the first quarter of 2014 was $16.88 per bbl, or 15 percent, compared to $14.95 per bbl, or 16 percent, in the first quarter of 2013.
The Company's corporate oil differential benefited from a narrowing of medium and heavy oil differentials, partially offset by a slight widening of light oil differentials. In the first quarter of 2014, the Cdn$ WTI - WCS differential narrowed to 23 percent from 34 percent in the same period of 2013 and the Cdn$ WTI - LSB differential widened to 10 percent from 9 percent in the same period of 2013.

CRESCENT POINT ENERGY CORP.	3

The Company's exposure to medium and heavy oil differentials increased in 2014 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
Price differentials are expected to remain volatile in 2014. To partially mitigate these price risks, Crescent Point continues to deliver crude oil through its Saskatchewan, Alberta and Utah rail terminals, providing access to markets outside of the PADD II region. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis.
The Company's average selling price for gas in the three months ended March 31, 2014 increased 62 percent from $3.57 per mcf in the first quarter of 2013 to $5.78 per mcf in the first quarter of 2014, primarily as a result of the 87 percent increase in AECO daily benchmark prices, partially offset by the impact of the lower NYMEX based pricing received on the Company's Utah and North Dakota gas production.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended March 31
($000s, except volume amounts)	2014	2013	% Change
Average crude oil volumes hedged (bbls/d) (1)	64,278	45,078	43
Crude oil realized derivative loss (1)	(55,111)	(5,325)	935
per bbl	(5.15)	(0.56)	820
Average natural gas volumes hedged (GJ/d) (2)	16,000	9,000	78
Natural gas realized derivative gain (loss)	(1,368)	886	(254)
per mcf	(0.22)	0.15	(247)
Average barrels of oil equivalent hedged (boe/d) (1)	66,806	46,500	44
Total realized derivative loss	(56,479)	(4,439)	1,172
per boe	(4.81)	(0.42)	1,045

(1)
In the three months ended March 31, 2014, the crude oil realized derivative loss includes the realized derivative gain on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded a total realized derivative loss of $56.5 million for the three months ended March 31, 2014, compared to a loss of $4.4 million in the same period in 2013.
The Company's realized derivative loss for oil was $55.1 million for the three months ended March 31, 2014, compared to a realized derivative loss of $5.3 million for the same period in 2013. The increased realized loss in 2014 is largely attributable to an increase in the Cdn$ WTI benchmark price and the increase in oil volumes hedged as a result of increased production, partially offset by an increase in the Company's average derivative oil price. During the three months ended March 31, 2014, the Company's average derivative oil price increased by 6 percent or $6.07 per bbl, from $93.98 per bbl in 2013 to $100.05 per bbl in 2014.
Crescent Point's realized derivative loss for gas was $1.4 million for the three months ended March 31, 2014, compared to a gain of$0.9 million for the same period in 2013. The realized loss in the first quarter of 2014 is largely attributable to the increase in the AECO monthly index price, the increase in gas volumes hedged as a result of increased production and the decrease in the Company's average derivative gas price. During the three months ended March 31, 2014, the Company's average derivative gas price decreased from $4.13 per GJ in the first quarter of 2013 to $3.57 per GJ in the first quarter of 2014.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has fair valued its derivatives.

CRESCENT POINT ENERGY CORP.	4

The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended March 31
($000s)	2014	2013	% Change
Crude oil	(160,931)	(82,079)	96
Natural gas	(11,655)	(2,132)	447
Interest	1,284	(1,058)	(221)
Power	135	70	93
Cross currency interest rate	34,955	7,136	390
Cross currency principal	883	(186)	(575)
Foreign exchange	(855)	74	(1,255)
Total unrealized derivative loss	(136,184)	(78,175)	74
The Company recognized a total unrealized derivative loss of $136.2 million for the three months ended March 31, 2014 compared to $78.2 million in the same period in 2013, primarily due to a $160.9 million unrealized loss on crude oil contracts in the first quarter of 2014 compared to a $82.1 million unrealized loss in the first quarter of 2013. The unrealized oil derivative loss for the three months ended March 31, 2014 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at March 31, 2014 compared to December 31, 2013. The unrealized oil derivative loss for the three months ended March 31, 2013 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at March 31, 2013 compared to December 31, 2012.
The total unrealized derivative loss in the first quarter of 2014 was partially offset by a $35.0 million unrealized derivative gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to a $7.1 million unrealized derivative gain in the first quarter of 2013. The unrealized CCIRS derivative gain for the three months ended March 31, 2014 was primarily the result of the weaker forward Canadian dollar at March 31, 2014 compared to December 31, 2013. The unrealized CCIRS derivative gain for the three months ended March 31, 2013 was primarily the result of the weaker forward Canadian dollar at March 31, 2013 compared to December 31, 2012, and the maturity of out of the money contract months.
Revenues

	Three months ended March 31
($000s) (1)	2014	2013	% Change
Crude oil and NGL sales	992,761	770,239	29
Natural gas sales	36,168	21,473	68
Total oil and gas sales	1,028,929	791,712	30

(1)	Revenue is reported before transportation charges and realized derivatives.
Crude oil and NGL sales increased 29 percent in the three months ended March 31, 2014, from $770.2 million in 2013 to $992.8 million in 2014, primarily due to the 15 percent increase in realized prices and the 12 percent increase in Crescent Point's production. The increase in realized prices is largely a result of the 15 percent increase in the Cdn$ WTI benchmark price as compared to the first quarter of 2013 and a slightly narrower corporate oil differential. The increased production in the first quarter of 2014 is primarily due to the Company's successful drilling and fracture stimulation programs.
Natural gas sales increased 68 percent in the three months ended March 31, 2014, from $21.5 million in 2013 to $36.2 million in 2014. The increase is primarily due to the 62 percent increase in realized natural gas prices and the 4 percent increase in natural gas production. The increase in the realized natural gas price is largely due to the increase in the AECO daily benchmark price. The increased natural gas production in the first quarter of 2014 is primarily due to successful drilling in Utah and Viewfield, partially offset by natural declines.
Royalties

	Three months ended March 31
($000, except % and per boe amounts)	2014	2013	% Change
Royalties	180,706	148,987	21
As a % of oil and gas sales	18	19	(1)
Per boe	15.38	14.07	9
Royalties increased 21 percent in the three months ended March 31, 2014 compared to the same period in 2013. The increase is largely due to the 30 percent increase in oil and gas sales, partially offset by the 1 percent decrease in royalties as a percentage of sales.
Royalties as a percentage of sales for the three months ended March 31, 2014 decreased primarily due to royalty holidays for new wells drilled in Saskatchewan and unfavorable prior period adjustments recorded in the first quarter of 2013.
In the three months ended March 31, 2014, 144.5 net wells were drilled in Saskatchewan of the 180.3 total net wells drilled by the Company.

CRESCENT POINT ENERGY CORP.	5

Operating Expenses

	Three months ended March 31
($000, except per boe amounts)	2014	2013	% Change
Operating expenses	147,559	127,831	15
Per boe	12.56	12.07	4
Operating expenses per boe increased 4 percent in the three months ended March 31, 2014 compared to the same period in 2013. The increase was primarily the result of increased labor, utility and fuel costs, partially offset by lower chemical costs.
Operating expenses increased 15 percent in the three months ended March 31, 2014 compared to the same period in 2013, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and the increase in per boe operating expenses as noted above.
Transportation Expenses

	Three months ended March 31
($000s, except per boe amounts)	2014	2013	% Change
Transportation expenses	25,220	21,458	18
Per boe	2.15	2.03	6
Transportation expenses per boe increased 6 percent in the three months ended March 31, 2014 compared to the same period in 2013. The increase is primarily due to higher pipeline tariffs as a result of increased tariff rates.
Transportation expenses increased 18 percent in the three months ended March 31, 2014 compared to the same period in 2013, primarily as a result of the growth in the Company's production and the increase in per boe transportation expenses as noted above.
Netbacks

	Three months ended March 31
	2014			2013
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	92.70	5.78	87.55	74.76	17
Royalties	(16.54)	(0.57)	(15.38)	(14.07)	9
Operating expenses	(13.00)	(1.33)	(12.56)	(12.07)	4
Transportation expenses	(2.06)	(0.50)	(2.15)	(2.03)	6
Netback prior to realized derivatives	61.10	3.38	57.46	46.59	23
Realized loss on derivatives	(5.15)	(0.22)	(4.81)	(0.42)	1,045
Netback	55.95	3.16	52.65	46.17	14
The Company's netback for the three months ended March 31, 2014 increased 14 percent to $52.65 per boe from $46.17 per boe in the same period of 2013. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by the increased realized derivative loss, royalties, operating expenses and transportation expenses.
General and Administrative Expenses

	Three months ended March 31
($000, except per boe amounts)	2014	2013	% Change
General and administrative costs	23,070	22,149	4
Capitalized	(5,691)	(4,779)	19
Total general and administrative expenses	17,379	17,370	-
Transaction costs	(289)	(3,414)	(92)
General and administrative expenses	17,090	13,956	22
Per boe	1.45	1.32	10
General and administrative expenses per boe increased 10 percent in the three months ended March 31, 2014 compared to the same period in 2013, primarily due to increases in information technology and employee-related costs, partially offset by increased overhead recoveries recorded as a result of increased development capital expenditures and the Company's resulting production growth.
General and administrative expenses increased 22 percent in the three months ended March 31, 2014 compared to the same period in 2013. The increase is primarily due to the growth of the Company, including the expansion of operations in the United States, and the increase in per boe general and administrative expenses as noted above.
Transactions costs incurred in the three months ended March 31, 2014 relate to various minor acquisitions.

CRESCENT POINT ENERGY CORP.	6

Interest Expense

	Three months ended March 31
($000, except per boe amounts)	2014	2013	% Change
Interest expense	21,605	18,773	15
Per boe	1.84	1.77	4
Interest expense per boe increased 4 percent in the three months ended March 31, 2014 compared to the same period in 2013, reflecting the Company's higher average debt balance, largely offset by the successful production growth of the Company.
Interest expense increased 15 percent in the three months ended March 31, 2014 compared to the same period in 2013, primarily due to the Company's higher average debt balance. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Loss

	Three months ended March 31
($000s)	2014	2013	% Change
Realized
Foreign exchange gain (loss) on cross currency interest rate swaps	65	(520)	(113)
Other foreign exchange gain	155	598	(74)
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(40,941)	(14,236)	188
Other foreign exchange loss	(394)	(403)	(2)
Foreign exchange loss	(41,115)	(14,561)	182
The Company has senior guaranteed notes with aggregate principals of US$983.0 million and Cdn$142.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three months ended March 31, 2014, the Company recorded an unrealized foreign exchange loss of $40.9 million on translation of US dollar senior guaranteed notes and accrued interest compared to an unrealized loss of $14.2 million in the same period in 2013. The unrealized loss in the first quarter of 2014 is attributable to a weaker Canadian dollar at March 31, 2014 as compared to December 31, 2013. The unrealized loss in the first quarter of 2013 is attributable to a weaker Canadian dollar at March 31, 2013 as compared to December 31, 2012.
During the three months ended March 31, 2014, the Company realized a foreign exchange gain of $0.1 million on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a loss of $0.5 million in the same period in 2013. The realized gain for the three months ended March 31, 2014 is due to the weaker Canadian dollar in the first quarter of 2014 compared to the first quarter of 2013.
Share-based Compensation Expense

	Three months ended March 31
($000s, except per boe amounts)	2014	2013	% Change
Share-based compensation costs	25,949	22,509	15
Capitalized	(5,754)	(5,196)	11
Share-based compensation expense	20,195	17,313	17
Per boe	1.72	1.63	6
During the three months ended March 31, 2014, the Company recorded share-based compensation costs of $25.9 million, an increase of 15 percent from the same period in 2013. The increase is primarily due to the increase in expenses associated with incentive related awards.
During the three months ended March 31, 2014, the Company capitalized share-based compensation costs of $5.8 million, an increase of 11 percent from the same period of 2013. The increase is primarily the result of the increase in expenses associated with incentive related awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

CRESCENT POINT ENERGY CORP.	7

Under the Restricted Share Bonus Plan at March 31, 2014, the Company is authorized to issue up to 4,854,119 common shares (March 31, 2013 - 6,644,680 common shares). The Company had 3,637,341 restricted shares outstanding at March 31, 2014 (March 31, 2013 - 2,544,479 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 68,181 DSUs outstanding at March 31, 2014 compared to 52,232 at March 31, 2013.
Depletion, Depreciation and Amortization

	Three months ended March 31
($000s, except per boe amounts)	2014	2013	% Change
Depletion and depreciation	307,861	285,963	8
Amortization of E&E undeveloped land	66,437	69,467	(4)
Depletion, depreciation and amortization	374,298	355,430	5
Per boe	31.85	33.56	(5)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 5 percent to $31.85 per boe for the three months ended March 31, 2014 from $33.56 per boe in the same period in 2013. The decrease is primarily a result of the Company's successful execution of the drilling and completion program.
Other Income
The Company recorded other income of $3.6 million in the three months ended March 31, 2014 compared to other income of $3.7 million in the same period in 2013. The other income in the first quarters of 2014 and 2013 is primarily comprised of net unrealized gains on long-term investments.
Taxes

	Three months ended March 31
($000s)	2014	2013	% Change
Current tax expense	-	-	-
Deferred tax recovery	(23,813)	(10,497)	127
Current Tax Expense
In the first quarters of 2014 and 2013, the Company recorded current tax expense of nil. Refer to the Company's December 31, 2013 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the first quarter of 2014, the Company recorded a deferred tax recovery of $23.8 million compared to a deferred tax recovery of $10.5 million in the first quarter of 2013. The increase in deferred tax recovery in 2014 is primarily due to an increase in expected future tax pools.
Funds Flow, Cash Flow, Operating Income and Net Income (Loss)

	Three months ended March 31
($000s, except per share amounts)	2014	2013	% Change
Funds flow from operations	580,096	455,943	27
Funds flow from operations per share - diluted	1.45	1.20	21

Cash flow from operating activities	574,136	459,239	25
Cash flow from operating activities per share - diluted	1.44	1.21	19

Operating income	206,074	114,345	80
Operating income per share - diluted	0.52	0.30	73

Net income (loss)	30,890	(1,612)	(2,016)
Net income (loss) per share - diluted	0.08	-	-
Funds flow from operations increased to $580.1 million for the three months ended March 31, 2014 from $455.9 million in the same period in 2013 and increased to $1.45 per share - diluted from $1.20 per share - diluted. The increase in funds flow from operations is primarily the result of the increases in the netback and production volumes. The netback increased as a result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by increased realized derivative losses, royalties, operating expenses and transportation expenses. Production volumes increased due to the Company's successful

CRESCENT POINT ENERGY CORP.	8

drilling and fracture stimulation programs. Funds flow from operations per share - diluted increased for the three months ended March 31, 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's Premium DividendTM and Dividend Reinvestment Plan (“DRIP”).
Cash flow from operating activities increased 25 percent to $574.1 million in the three months ended March 31, 2014 compared to $459.2 million in the same period in 2013, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 19 percent to $1.44 per share - diluted in the first quarter of 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP.
The Company reported operating income of $206.1 million in the three months ended March 31, 2014 compared to $114.3 million in the same period in 2013, primarily as a result of the increase in funds flow from operations, partially offset by the increase in depletion expense. Operating income per share - diluted increased 73 percent to $0.52 per share - diluted in the first quarter of 2014, primarily due to the same reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP.
The Company reported net income of $30.9 million in the three months ended March 31, 2014 compared to a net loss of $1.6 million in the same period in 2013, primarily as a result of the increases in funds flow from operations and deferred tax recovery, partially offset by the increases in unrealized derivative losses, unrealized foreign exchange loss and depletion, depreciation and amortization expense.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has fair valued its derivatives.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.
The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended March 31
($000s, except per share amounts)	2014	2013	% Change
Accumulated dividends, beginning of period	4,755,522	3,673,971	29
Dividends declared to shareholders	278,276	267,866	4
Accumulated dividends, end of period	5,033,798	3,941,837	28

Accumulated dividends per share, beginning of period	26.07	23.31	12
Dividends to shareholders per share	0.69	0.69	-
Accumulated dividends per share, end of period	26.76	24.00	12
The Company maintained monthly dividends of $0.23 per share during the three month period ended March 31, 2014.
Dividends increased 4 percent in the three months ended March 31, 2014 compared to the same period in 2013. The increase in dividends relates to an increase in the number of shares outstanding primarily due to the issuance of shares to shareholders pursuant to the DRIP in lieu of cash dividends. Crescent Point suspended participation in the premium component of the DRIP effective October 15, 2013.
Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.

CRESCENT POINT ENERGY CORP.	9

Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2014, the investments are recorded at a fair value of $28.6 million which is $75.3 million less than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2014, the investments are recorded at a fair value of $49.3 million which is $17.8 million less than the original cost of the investments.
Other Long-Term Assets
At March 31, 2014, other long-term assets consist of $25.7 million related to the reclamation fund and $11.8 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund for future decommissioning costs and environmental emissions reduction costs. During the three months ended March 31, 2014, the Company contributed $1.10 per produced boe to the fund, of which $0.80 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental emissions reduction.
The reclamation fund decreased by $0.5 million during the first quarter of 2014 due to expenditures of $13.4 million, partially offset by contributions of $12.9 million. The expenditures included $13.2 million related primarily to decommissioning work completed in Saskatchewan and Alberta. The remaining $0.2 million related to environmental emissions work completed primarily in southeast Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $99.6 million has been contributed to the reclamation fund and $73.9 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2014, Crescent Point recorded $0.3 million (March 31, 2013 - $0.2 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded less than $0.1 million during the three months ended March 31, 2014 (March 31, 2013 - $0.2 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Capital Expenditures

	Three months ended March 31
($000s)	2014	2013	% Change
Capital acquisitions (net) (1)	33,286	22,115	51
Development capital expenditures	570,427	532,715	7
Capitalized administration (2)	5,691	4,779	19
Office equipment (3)	4,444	18	24,589
Total	613,848	559,627	10

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the three months ended March 31, 2014 for net consideration of $33.3 million ($33.6 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended March 31, 2014 were $570.4 million compared to $532.7 million in the same period in 2013. In the first quarter of 2014, 223 (180.3 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended March 31, 2014 included $154.7 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2014 is $1.775 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.

CRESCENT POINT ENERGY CORP.	10

Goodwill
The Company's goodwill balance as at March 31, 2014 was $251.9 million which is unchanged from December 31, 2013. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $4.4 million during the first quarter of 2014 from $629.5 million at December 31, 2013 to $633.9 million at March 31, 2014. The increase relates to $12.1 million in respect of drilling, $4.7 million of accretion expense, $0.4 million due to the revaluation of acquired liabilities and $0.3 million as a result of net capital acquisitions, partially offset by $13.2 million for liabilities settled.
Other Long-Term Liabilities
At March 31, 2014, other long-term liabilities consist of $7.5 million related to a lease inducement and $2.8 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's future corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	March 31, 2014	December 31, 2013
Net debt	2,309,906	2,077,078
Shares outstanding (1)	398,094,934	394,993,566
Market price at end of period (per share)	40.35	41.25
Market capitalization	16,063,131	16,293,485
Total capitalization	18,373,037	18,370,563
Net debt as a percentage of total capitalization	13	11
Annual funds flow from operations	2,171,970	2,047,817
Net debt to funds flow from operations (2)	1.1	1.0

(1)
The shares outstanding balance at March 31, 2014 excludes 669,418 common shares issued on April 15, 2014 pursuant to the DRIP. The shares outstanding balance at December 31, 2013 excludes 678,361 common shares issued on January 15, 2014 pursuant to the DRIP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.
The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank totaling $2.1 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million. As at March 31, 2014, the Company had approximately $800.6 million drawn on bank credit facilities, including $3.9 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.3 billion.
The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$983.0 million and Cdn$142.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
At March 31, 2014, Crescent Point was capitalized with 87 percent equity, compared to 89 percent at December 31, 2013. The Company's net debt to funds flow from operations ratio at March 31, 2014 was 1.1 times, compared to 1.0 times at December 31, 2013. This increase is largely due to the increase in average debt as a result of the Company's development capital expenditures. Crescent Point's target average net debt to 12 month funds flow is approximately 1.0 times.
The Company has a successful DRIP which raised $80.3 million during the three months ended March 31, 2014 (year ended December 31, 2013 - $659.1 million).
Crescent Point's development capital budget for 2014 is $1.775 billion, with upwardly revised average 2014 production forecast at 134,000 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2014 and beyond.

CRESCENT POINT ENERGY CORP.	11

Shareholders' Equity
At March 31, 2014, Crescent Point had 398.1 million common shares issued and outstanding compared to 395.0 million common shares at December 31, 2013. The increase of 3.1 million shares relates primarily to shares issued pursuant to the DRIP.
Crescent Point's total capitalization remained consistent at $18.4 billion at March 31, 2014 compared to December 31, 2013, with the market value of the shares at March 31, 2014 representing 87 percent of the total capitalization.
Subsequent Events
Arrangement Agreement with CanEra Energy Corp.
On April 23, 2014, Crescent Point announced that it entered into an agreement, by way of plan of arrangement, to acquire all of the issued and outstanding common shares of CanEra Energy Corp. ("CanEra"), a private oil and gas producer with properties in southeast Saskatchewan. Total consideration is estimated to be approximately $1.1 billion and will include a combination of Crescent Point shares, cash and assumed debt. The arrangement with CanEra is expected to close on or about May 15, 2014.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2014. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2013.
Changes in Accounting Policies
Effective January 1, 2014, the Company adopted the following IFRS:

•
IFRS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

CRESCENT POINT ENERGY CORP.	12

Summary of Quarterly Results

	2014	2013				2012
($000s, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	1,028,929	908,637	980,829	845,270	791,712	727,372	658,204	642,857

Average daily production
Crude oil and NGLs (bbls/d)	118,987	115,971	107,332	106,609	106,519	97,731	89,648	88,798
Natural gas (mcf/d)	69,558	70,017	63,785	67,142	66,865	61,654	59,896	49,046
Total (boe/d)	130,580	127,641	117,963	117,799	117,663	108,007	99,631	96,972

Net income (loss)	30,890	(13,723)	87,879	72,332	(1,612)	(95,241)	2,352	287,430
Net income (loss) per share	0.08	(0.03)	0.23	0.19	-	(0.26)	0.01	0.89
Net income (loss) per share – diluted	0.08	(0.03)	0.22	0.19	-	(0.26)	0.01	0.89

Operating income (loss)	206,074	78,216	162,819	130,308	114,345	(19,802)	89,158	135,009
Operating income (loss) per share	0.52	0.20	0.42	0.34	0.30	(0.05)	0.26	0.42
Operating income (loss) per share – diluted	0.52	0.20	0.42	0.34	0.30	(0.05)	0.26	0.42

Cash flow from operating activities	574,136	508,090	542,809	463,194	459,239	421,598	403,980	417,518
Cash flow from operating activities per share	1.45	1.29	1.39	1.21	1.21	1.17	1.19	1.30
Cash flow from operating activities per share – diluted	1.44	1.29	1.39	1.20	1.21	1.16	1.19	1.29

Funds flow from operations	580,096	533,310	554,144	504,420	455,943	430,386	384,237	386,318
Funds flow from operations per share	1.46	1.35	1.42	1.32	1.21	1.19	1.14	1.20
Funds flow from operations per share – diluted	1.45	1.35	1.42	1.31	1.20	1.18	1.13	1.19

Working capital (deficit) (1)	(391,893)	(406,134)	(318,224)	(227,620)	(312,777)	(287,911)	(153,348)	(73,457)
Total assets	13,165,018	12,736,793	12,526,359	12,357,474	12,425,234	12,131,634	11,256,848	11,306,482
Total liabilities	4,743,291	4,236,720	3,926,421	3,757,823	3,872,025	3,536,822	3,247,769	3,844,464
Net debt	2,309,906	2,077,078	1,887,431	1,825,340	1,957,964	1,760,324	1,453,647	2,003,711
Total long-term derivative liabilities	95,632	25,846	10,305	4,671	11,490	8,483	17,961	6,997

Weighted average shares – diluted (thousands)	399,007	395,277	390,607	385,084	379,647	363,358	340,483	323,782

Capital expenditures (2)	613,848	510,889	531,880	262,744	559,627	1,395,268	335,310	1,013,936

Dividends declared	278,276	274,797	271,855	267,033	267,866	255,621	240,010	225,212
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company's oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).
Operating income has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense and impairments to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	13

Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.
Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the first quarter of 2014.
Outlook
Crescent Point's upwardly revised guidance for 2014 is as follows and assumes the successful completion of the CanEra arrangement on or about May 15, 2014:

Production	Prior	Revised
Oil and NGL (bbls/d)	121,300	122,300
Natural gas (mcf/d)	70,200	70,200
Total (boe/d)	133,000	134,000
Exit (boe/d)	145,000	145,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,680,000	2,695,000
Funds flow from operations ($000)	2,380,000	2,400,000
Funds flow per share – diluted ($)	5.79	5.85
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,445,000	1,445,000
Facilities, land and seismic ($000)	330,000	330,000
Total ($000)	1,775,000	1,775,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90

(1)	Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.

(2)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	14

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include, but are not limited to:

●	Crescent Point’s 2014 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;
		●	Expected oil price differential volatility in 2014;
●	Maintaining monthly dividends;	●	Estimated future usable tax pools and anticipated
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;		taxaibility;
		●	Target average net debt to 12 month funds flow of approximately 1.0 times;
●	Meeting planned capital and development targets and continue to generate strong operating and financial results;	●	Expected tax horizon; and
		●	Anticipated closing of the CanEra acquisition.
All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	15

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	16

Directors
Peter Bannister, Chairman (1) (3) (4)
Ken Cugnet (3) (4) (5)
Hugh Gillard (1) (2) (5)
Robert Heinemann
Gerald Romanzin (1) (2) (3)
Scott Saxberg (4)
Greg Turnbull (2) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering West
Mark Eade
Corporate Secretary
Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	17